Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 April 2004

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Andrew M Knox
Chief Financial Officer

Enc.

(Securities Markets Act 1988)

Substantial Security Holder Notice

Tick the appropriate box(es)

- [ ] Notice that a person has become a substantial security holder *(section 20(3))*
- [ ] Notice that a person has ceased to be a substantial security holder *(section 21(3))*
- [✓] Notice of a change in the number of voting securities in which a substantial security holder has a relevant interest *(section 21(1))*
- [ ] Notice of a change in the nature of relevant interest held by a substantial security holder *(section 22)*

1*. CUE ENERGY RESOURCES LTD

Name of public issuer

SEE ANNEXURE 'A'

Name of substantial security holder

SEE ANNEXURE 'A'

Address of substantial security holder

MR G A MERCORELLA — Contact name for queries

618 8239 2666 — Telephone number

2*. 21,278,023 — Total number of voting securities of the public issuer in which a relevant interest is held

333,943,755 — Total number of voting securities issued by public issuer

6.38% — Total percentage

ORDINARY FULLY PAID SHARES — Class of voting securities

ONE VOTE PER SHARE — Number of votes attached to each voting security in that class

3*. BENEFICIAL RELEVANT INTERESTS | NON-BENEFICIAL RELEVANT INTERESTS

BENEFICIAL RELEVANT INTERESTS	NON-BENEFICIAL RELEVANT INTERESTS
21,278,023 — Number of voting securities of the class in which a beneficial relevant interest is held	Number of voting securities of the class in which a non-beneficial relevant interest is held
6.38% — Percentage held at date of THIS notice	Percentage held at date of THIS notice
5.34% — Percentage held at date of LAST notice (if any)	Percentage held at date of LAST notice (if any)

4*. DETAILS OF EACH RELEVANT INTEREST | DETAILS OF EACH RELEVANT INTEREST

5*. SEE ANNEXURE 'A' — Name(s) of registered holder(s) | Name(s) of registered holder(s)

6*. SEE ANNEXURE 'A' | Provision(s) of section 5 | Date(s) of transaction(s)

7*. Date(s) of transaction(s)

21,278,023 — Number of voting securities | NZ$1,190,612 — Consideration (expressed in NZ$) | Number of voting securities | Consideration (expressed in NZ$)

ON MARKET SHARE PURCHASES

Description of nature of transaction(s), including the name(s) of any other party to the transaction(s) (if known)

8*. Relevant documentation-

- forms part of this notice .... [ ]
- is not required to be filed .... [✓]
- has already been filed with the notice dated .... [ ]

9*. 3 — Number of pages that accompany this notice (if any)

7 APRIL 2004 — Date of last notice (if any)

\- — Name(s) of any other person(s) who is (are) believed to have given, or to be intending to give, a substantial security holder notice in relation to the securities to which this notice relates

I declare that to the best of my knowledge and belief the information contained in this notice is correct and that I am duly authorised to give this notice:

G. A. Mercorella — Signature (unless filed by electronic means other than facsimile)

GUISEPPE ANTONIO MERCORELLA — Full name

7 APRIL 2004 — Date

SUBSTANTIAL SECURITY HOLDER NOTICE - CHANGE

ANNEXURE A

1. **Details of Substantial Holder**

(a) Tulloch Lodge Limited
ACN: 003 157 533

(b) Unley Financial Strategies Pty Limited
ACN: 096 679 837

(c) Permanent 3 Nominees Pty Limited
ACN: 097 397 718

(d) MZF Pty Limited
ACN: 099 040 641

(e) G & S Mercorella Superannuation Fund

1. **Address of Substantial Security Holder**

Name	Address
Tulloch Lodge Ltd	Suite 33, 168 Melbourne Street, North Adelaide SA 5006
Unley Financial Strategies Pty Ltd	5 Lanark Street, Rosslyn Park SA 5072
Permanent 3 Nominees Pty Ltd	Level 2, 55 Hunter Street, Sydney NSW 2000
MZF Pty Ltd	Suite 21, 168 Melbourne Street, North Adelaide SA 5006
G & S Mercorella Super Fund	5 Lanark Street, Rosslyn Park SA 5072

4. **Details of Each Relevant Interest**

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interests	Class and number of securities	Person's votes
				ORDINARY	
Tulloch Lodge Ltd	Tulloch Lodge Ltd	Tulloch Lodge Ltd	Holder	608,386	608,386
Unley Financial Strategies Pty Ltd	Unley Financial Strategies Pty Ltd	Unley Financial Strategies Pty Ltd	Holder	2,561,916	2,561,916
Permanent 3 Nominees Pty Ltd	Permanent 3 Nominees Pty Ltd	Unley Financial Strategies Pty Ltd	Holder	11,232,388	11,232,388
MZF Pty Ltd	MZF Pty Ltd	MZF Pty Ltd	Holder	6,525,000	6,525,000
G & S Mercorella Super Fund	G & S Mercorella Super Fund	G & S Mercorella Super Fund	Holder	350,333	350,333

5. **Date of transactions and consideration**

Date of Change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
				ORDINARY	
05/04/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$80,635.00	1,000,000	Permanent 3 Nominees Pty Ltd
06/04/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$40,220.00	500,000	Permanent 3 Nominees Pty Ltd
06/04/2004	MZF Pty Ltd	On market purchase	$122,364.33	1,525,000	MZF Pty Ltd
07/04/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$27,872.46	360,000	Permanent 3 Nominees Pty Ltd
07/04/2004	Permanent 3 Nominees Pty Ltd	On market sale	($27,995.17)	360,000	Permanent 3 Nominees Pty Ltd
19/04/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$21,018.44	289,705	Permanent 3 Nominees Pty Ltd
20/04/2004	Permanent 3 Nominees Pty Ltd	On market purchase	$7,013.00	98,000	Permanent 3 Nominees Pty Ltd

G. A. Mercorella ....
Giuseppe A Mercorella
Director

Dated: 22/04/04

Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 April 2004

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Chief Financial Officer

Enc.

QUARTERLY REPORT
FOR THE QUARTER ENDING 31 MARCH 2004

QUARTER HIGHLIGHTS

Papua New Guinea

- Quarterly revenue from SE Gobe field was US$856,142.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

At the end of the quarter, the SE Gobe field was producing at a rate of approximately 8,100 barrels of oil per day (Cue share approximately 312 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was US$856,142 and equated to 26,006 barrels. Cue did not have any hedging arrangements in place during the quarter.

During the quarter, work began on increasing the water injection capacity of the SE Gobe and Gobe Main production system. Gobe 8x, a non producing well in the Gobe Main field, has been converted to a water injection well for the benefit of the Gobe Main and SE Gobe fields. Produced water from both fields is currently being injected into Gobe 3x, which is unable to handle the increasing amount of water being produced. The additional water injection capacity will allow a higher oil production rate than would otherwise be the case.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

Oyong Background

The Oyong field was discovered in mid 2001 and is assessed by the Operator, Santos, to have 128 billion cubic feet of recoverable natural gas and an estimated 8.3 million barrels of recoverable oil from the approximately 80 million barrels of oil estimated to be in place.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The Oyong development involves an offshore well-head platform with two gas production wells and initially three oil production wells. The gas and oil are expected to be produced from the field via a dedicated 55km multi phase pipeline with a minimum gas production rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is expected to commence in early 2006.

Oyong Development

The Oyong plan of development and the environmental plan have been submitted to the Indonesian authorities.

Fixed price, engineering, procurement, construction and installation (EPCI) bids have been received for the offshore platform and pipeline and the onshore processing plant.

Oyong Funding

Discussions are ongoing with respect to letters of credit and other financial instruments, with a view to securitizing payments to be made by the purchaser under the Gas Sales Agreement pursuant to which the gas reserves of the Oyong field will be sold to PT Indonesia Power. Discussions have also been held with several potential financiers with the intention being to partly debt fund Cue Energy Resources' share of development costs.

Cue Energy Resources' share of Oyong development costs is expected to be approximately AUD26 million, with the bulk of the funds expected to be required in calendar year 2005. The funding strategy is a combination of project finance and equity. It is not yet clear when total funding for the Oyong development will need to be in place. However when a development decision is made, there will be a need to raise additional equity funds to meet a proportion of the company's anticipated share of Oyong oil and gas field development costs. It is currently anticipated that the proportion of equity funding required will be not less than 40% of our share of development costs.

When equity funds are required, it is the Company's intention that these would be raised in a manner deemed most expedient by the Board of Directors at the time, taking into account available working capital, proportion of debt available, budgets and share market and industry conditions. It is the Company's intention that any such equity funds will be raised by, any one or a combination of, a pro-rata issue to

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PPL 189 - Papuan Basin, PNG (14.894% Interest)

The licence was surrendered during the quarter as agreement could not be reached with PNG authorities on an appropriate ongoing work programme.

PRL 9 - Papuan Basin, PNG (14.894% Interest)

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Santos

No exploration activity took place during the quarter.

PRL 8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

Preparation of a report continued during this quarter, into the potential for using PNG natural gas for manufacturing methanol in PNG.

The Kimu gas field in PRL-8 could supply natural gas feed stock for such a development.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

The Jeruk -1 well began drilling on 21 November 2003. Jeruk -1 is located 35km WSW of the Oyong field and 40km SE of Surabaya and was drilled by Santos Ltd on a sole risk basis. Cue declined to join the sole risk.

On 8 April 2004, Santos Ltd announced that the well reached a total depth of 5,027 metres. Lost drill pipe in the hole prevented the well being drilled and evaluated to the planned total depth of 5,250 metres. An open-hole drill stem test of the Kujung carbonate objective section flowed oil and water emulsion (up to 80% water) at the rate of 4,700 barrels per day, 0.3 million cubic feet of gas per day and 470 barrels of water per day.

An assessment of what follow up activity may be undertaken is currently being made.

Cue retains its right to participate in any appraisal or development of any discovery, subject to a sole risk premium.

It is likely that an additional exploration well will be drilled in the Sampang PSC contract area in the second half of 2004.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

The Rugborne -1 well was spudded in EP 363 on 13 February 2004 and plugged and abandoned around the 16 February 2004 after reaching a total depth of 1,230 metres measured depth without encountering any hydrocarbons. Rugborne -1 tested a Lower Cretaceous - Upper Jurassic stratigraphic play. Sands were encountered in the objective interval.

By Order of the Board

Andrew Knox
Public Officer

22 April 2004

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 31/03/04 $NZ 000**	**Year to Date (Nine Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	1,290	4,412
b) Payments: for exploration and evaluation	(657)	(2,023)
for development	-	-
for production	(366)	(1,171)
for administration	(228)	(969)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	11	38
e) Interest and other costs of finance paid	(1)	(1)
f) Income taxes paid		(340)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	49	(54)
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	-	-
b) Cash proceeds from sale of prospects	-	-
equity investments	331	331
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	331	331
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	380	277
b) Cash at beginning of quarter/year to date	3,647	4,208
c) Exchange rate adjustments to Item 4(a) above	(66)	(524)
d) **CASH AT END OF QUARTER**	3,961	3,961

5. **NON-CASH FINANCING AND INVESTING ACTIVITIES**

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. **FINANCING FACILITIES AVAILABLE**

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	**Amount Available $NZ 000**	**Amount Used $NZ 000**
	-	-
TOTAL	-	-

7. **ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS**

	Current Quarter # $NZ 000	**Following Quarter $NZ 000**
a) Exploration and evaluation	1,319	1,082
b) Development	-	312
TOTAL	1,319	1,394

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. **RECONCILIATION OF CASH**

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	**Current Quarter $NZ 000**	**Previous Quarter $NZ 000**
Cash on hand and at bank	57	6
Deposits at call	3,904	3,641
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	3,961	3,647

9. **CHANGES IN INTERESTS IN MINING TENEMENTS**

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	PPL189	Working	14.894	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. **ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER**

Category of Securities	**Note**	**Number Issued**	**Number Quoted**	**Par Value Cents**	**Paid-Up Value Cents**
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
	-			Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/04
		500,000	-	10	02/05/04
		500,000	-	12	02/05/04
		500,000	-	15	02/05/04
Of which issued during current quarter		-	-	-	-
		-	-	-	-
		-	-	-	-
		-	-	-	-
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

22 April 2004

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2003

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2003

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 190	Barracuda Pty Ltd	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72